Exhibit 99.8

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended October 31, 2011

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of December 14, 2011 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the twelve months ended October 31, 2011. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency. Beginning with the quarter ended January 31, 2012 unaudited interim consolidated financial statements, the Company will prepare all interim and annual reports in accordance with International Financial Reporting Standards (“IFRS”).

Overview

Founded in the year 2000, Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our customers through our network of manufacturing, distribution and business facilities located around the world.

In 2004, after a successful start up phase, we completed an initial public offering of our common shares. From 2004 to 2011 we have targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was complemented by organic growth in a number of target markets.

In 2008 we expanded by launching our eyeglasses business. We started by searching the globe for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated modern vertically integrated manufacturing optical laboratory, which now ranks as one of the world’s most technologically advanced laboratories. We continue to excel at in-house manufacturing and expanding our product categories including enhancements to our eyeglasses offering with a wide range of high quality, stylish eyeglasses, with options for the entire family. This offering has been well received by consumers with sales of eyeglasses growing to $40 million during the twelve months ended October 31, 2011 and revolutionizing the way many consumers purchase eyeglasses.

We have built a diversified international base of more than 3.3 million vision corrected customers, up from 2.8 million in the prior year, and the largest market share of any online optical retailer in key markets. We have grown our annual business to $184 million in sales and approximately 2.2 million orders shipped in the twelve months ended October 31, 2011 compared to $153 million in sales and approximately 1.6 million orders shipped during the year ended October 31, 2010, an increase of $31 million. Our contact lens sales increased by $11 million totaling $145 million and our eyeglasses sales increased by $20 million to $40 million, an increase of 103%. During the twelve months ended October 31, 2011, we shipped approximately 789,000 pairs of eyeglasses, an increase of over 196% compared to the same period last year. Our in-house brands represented 52% of the eyeglasses sales during the quarter demonstrating the strength of our brand and the impact our award winning customer service has on the growth of our business.

Selected Annual Information

The following tables summarize selected financial and operational information for the Company covering the periods indicated. The classification of financial information presented below is specific to Coastal Contacts and may not be comparable to that of other e-commerce retailers. The selected financial information is derived from the audited consolidated financial statements for the 12 months ended October 31, 2011.

Selected Annual Financial Information

($000’s)

Years ended October 31	2011	2010	2009
Sales	184,097	153,166	139,870

Cost of Sales	129,395	109,390	97,009

Gross Profit	54,702	43,776	42,861

Advertising	26,636	18,069	18,098

Selling, General and Administration	29,056	19,708	16,759

Earnings (loss) before income tax	(4,983)	3,049	3,997

Income tax expense (recovery)	(59)	(53)	1,250

Net earnings (loss)	(4,924)	3,102	2,747

Adjusted EBITDA*	1,345	7,783	8,005

Total Assets	80,766	70,259	57,300

Total long-term financial obligations	3,411	2,508	—

*Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures.

Selected Annual Volume Metrics

(000’s except for average order size)

Years ended October 31	2011		2010		2009

Re-Orders*	1,439	67%	1,128	71%	988	73%

New Orders*	723	33%	458	29%	368	27%

Total Shipped Orders*	2,162	100%	1,586	100%	1,356	100%

Average Order Size (AOS)	$85.17		$96.57		$103.15

Active Customers*	3,344		2,800		2,000

Eye Glasses Frames	789		266		115

*Active customers, re-orders, new orders and shipped orders are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Active customers are defined as customers who have ordered from us in the past 24 months. Re-orders are orders shipped to returning customers, net of returns. New orders are orders shipped to new customers, net of returns. Refer to Supplemental Non-GAAP Measures and Definitions below for further information.

Summary of Quarterly Results

($000’s)

Quarter	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,
ended	2011	2011	2011	2011	2010	2010	2010	2010

Sales	50,061	49,589	43,835	40,612	40,485	39,455	37,318	35,908

Cost of Sales	35,665	34,481	30,143	29,106	28,653	28,078	27,062	25,597

Gross Profit	14,396	15,108	13,692	11,506	11,832	11,377	10,256	10,311

Advertising	6,983	8,163	5,934	5,556	5,268	4,890	3,920	3,991

Selling, General and Administration	6,953	7,320	6,779	8,005	5,143	5,087	4,836	4,642

Earnings (loss) before income tax	(879)	(1,171)	187	(3,121)	1,260	609	399	781

Income tax expense (recovery)	79	384	170	(692)	(181)	80	17	31

Net earnings (loss)	(958)	(1,555)	17	(2,429)	1,441	529	382	750

Adjusted EBITDA*	460	(375)	979	280	2,017	2,315	1,773	1,678

*Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for further information and a reconciliation of net earnings to Adjusted EBITDA.

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months.

Summary of Quarterly Results — Continued

($000’s except per share data)

Quarter	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,
ended	2011	2011	2011	2011	2010	2010	2010	2010

Weighted average # of shares — basic	55,491	55,410	55,146	55,417	56,816	56,982	56,962	56,902

Weighted average # of shares — diluted	55,491	55,410	57,264	55,417	57,878	57,964	58,324	58,502

Basic earnings per share	(0.02)	(0.03)	0.00	(0.04)	0.03	0.01	0.01	0.01

Diluted earnings per share	(0.02)	(0.03)	0.00	(0.04)	0.02	0.01	0.01	0.01

Results of operations and comparison of the years and quarters ended October 31, 2011 and October 31, 2010

Sales for the three months ended October 31, 2011 increased by $9.6 million or 24% to $50.1 million from $40.5 million during the same period in 2010. Sales for the twelve month period ended October 31, 2011 increased by $30.9 million or 20% to $184.1 million from $153.2 million in the prior year.

Total eyeglasses sales for the three months ended October 31, 2011 increased to $11.3 million from $6.0 million during the same period in 2010, an increase of $5.3 million or 88%. Total eyeglass sales for the twelve month period ended October 31, 2011 increased to $39.6 million from $19.5 million in the prior year, an increase of $20.1 million or 103%. The growth of our eyeglasses business resulted from our compelling introductory pricing and our promotional eyeglasses offer to many of our first time customers. These initiatives were successful and helped us increase sales and attract attention to this new category.

Total contact lens sales for the three months ended October 31, 2011 increased $4.3 million or 12% to $38.8 million from $34.5 million during the same period in 2010. Our contact lens sales for the year ended October 31, 2011 increased $10.9 million or 8% to $144.5 million from $133.7 million in the prior year. Our contact lens business growth rate was in excess of the growth in the overall contact lens market primarily as a result of effective marketing campaigns focusing on our speed and convenience.

As a result of our strong sales growth in the fourth quarter, total orders shipped in the quarter increased 0.2 million or 34% to 569,143 orders compared to 426,123 orders during the same period in 2010, the average order size decreased 7% to $87.96 as a result of increased promotional activities and included an increase of 2% due to the impact of foreign currency exchange rates. Lastly, during the fourth quarter, the number of eyeglasses frames shipped increased to 227,516 from 90,540 during the same period in 2010.

Similar to the trend in the fourth quarter, total orders shipped during the year ended October 31, 2011 increased by 0.6 million orders or 36% to 2,161,613 orders, up from 1,585,995 orders in the prior year. Our average order size decreased by 12% to $85.17 as a result of increased promotional activity previously described. Foreign currency exchange rates did not significantly impact the average order size when compared to that of the previous year. The number of eyeglasses frames shipped increased from 265,687 in fiscal 2010 to 788,367 in fiscal 2011.

During the fourth quarter of 2011, gross profit remained constant at 29% when compared to the same period in 2010. During the year ended October 31, 2011, gross profit increased to 30% when compared to 29% in the prior year. This improvement was a result of pricing strength and changes in product mix.

Our investment in advertising increased to $7.0 million or 14% of sales during the three months ended October 31, 2011, up from $5.3, an increase of $1.7 million when compared to the same period in 2010. During the year ended October 31, 2011, our investment in advertising increased to $26.6 million or 14% of sales compared to $18.1, an increase of $8.5 million over the same period in 2010. The increases in advertising costs in the fourth quarter and the year were the result of the increased advertising and marketing activity required to generate the respective 88% and 103% growth of our eyeglasses business described above.

During the three month period ended October 31, 2011, selling, general and administrative expenses increased by $1.8 million to 14% of sales or $7.0 million from $5.1 million in 2010 and during the year ended October 31, 2011, selling general and administrative expenses were $29 million or 16% of sales compared to $19.7 million in the prior year. The increases in selling, general and administrative costs were required to support the volume growth and to prepare for the anticipated growth in the near future including additional human resources required in marketing and information technology functions as well as increases in professional fees and other operating costs. The increase in selling, general and administrative costs also includes additional severance costs and professional fees resulting from management changes.

During the fourth quarter in 2011, amortization increased by $0.6 million to $0.8 million from $0.2 million during the same period in 2010 and, during the 2011 fiscal year, amortization increased $0.6 million to $2.8 million compared to $2.3 million in the prior year. The increased amortization is directly related to the significant investments made in optical laboratory equipment, leasehold improvements and enterprise resource planning software during the year ended October 31, 2011.

Share based compensation for the three months ended October 31, 2011 increased to $0.3 million compared to $0.03 million during the three months ended October 31, 2010. For the fiscal year ended October 31, 2011 share based compensation increased to $1 million compared to $0.5 million in the prior year. The increase is a result of both the number of options granted during the year and the related valuation of the options based upon the Black-Scholes option pricing model.

During the year ended October 31, 2011, we recognized interest expense of $0.3 million compared to $0.1 million in the prior year. During the year ended October 31, 2011, our foreign currency exchange gains on translations of our monetary assets totalled $0.2 million compared to a foreign exchange loss of $0.1 million in the prior year. We do not hold any financial instruments for the purpose of hedging exposure to foreign currency fluctuations.

During the year ended October 31, 2011, we had a consolidated income tax recovery of $0.1 million. Certain operations generate taxable income while others generate losses or have cumulative losses which may be applied against current and future taxable earnings to reduce our tax liability on earnings. Consequently our consolidated tax expenses as a percentage of earnings before taxes will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At October 31, 2011 we had cash and cash equivalents of $16.9 million, as compared to $18.3 million at October 31, 2010.

Cash provided from operations was $4.4 million for the twelve months ended October 31, 2011 compared to $7.9 million in the prior year. The decrease in cash generated from operations is directly attributable to the net loss generated during the year ended October 31, 2011.

Net cash used in investing activities was $4.7 million during the year ended October 31, 2011, compared to $0.9 million in the prior year. These investments include optical laboratory and manufacturing equipment, leasehold improvements, internet domain names and software.

We believe that existing cash, operating credit line facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases through normal course issuer bids and operations through to the end of 2012. We may seek additional sources of funds to support our capital expansion or to accelerate growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions.

Accounting for Long-lived Assets

The ability to realize long-lived assets which are primarily comprised of customer lists and website creation costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on assessment of reorder rates and various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Accounting for Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and we perform an annual impairment test of our recorded goodwill. In addition, we test our other indefinite-life intangible assets for impairment. These impairment tests can be significantly altered by estimates of future performance, long-term discount rates used or market price valuation multiples. The analyses necessarily involve significant management judgment. These estimates will likely change over time.

Allowance for Doubtful Accounts

We offer credit to certain customers. These customers do not have to pay for the order until the goods are received — generally estimated to be less than 15 days. The majority of the individual receivable balances are small amounts of less than $150 and there are a large number of records. Given the composition of the receivable portfolio, using a specific balance approach for the bulk of the receivables is not feasible. Consequently, management estimates an allowance for doubtful accounts based on the aging of the receivable portfolio. The analyses necessarily involve significant judgment. These analyses can be significantly altered by estimates of the probability of future collection or changes in payment patterns of customers.

Income taxes

We account for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The determination of the income tax provision requires management to interpret regulatory requirements and to make certain judgements. While income tax filings are subject to audits and assessments, management believes that adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgements may result in an increase or decrease in our income tax provision in the future. The amount of any such increase or decrease cannot be reasonably estimated.

Future Accounting Policies

Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AsSB”) requires that publicly accountable enterprises adopt International Financial Reporting Standards (“IFRS”) in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. The Company’s transition from GAAP to IFRS will take place in the first quarter of 2012 at which time the Company will report both the current and comparative financial information using IFRS.

The differences between IFRS and Canadian GAAP are in recognition, measurement and disclosure. The Company has implemented a process to identify and investigate differences that apply to the Company’s specific situation and the result is that the differences are primarily in the areas of measurement and disclosure. The Company’s IFRS transition process consists of three phases: (i) a preliminary diagnostic review; (ii) a detailed assessment, and (iii) policy design and implementation.

The Company completed a preliminary IFRS impact assessment to assess the possible impact of individual IFRS items on the Company’s consolidated financial statements in consultation with its external audit firm.

The second phase, a detailed assessment, began in the second quarter of fiscal 2011 and is now complete. In this phase, the Company performed a detailed analysis of IFRS, including the identification of the differences between IFRS and the Company’s current accounting policies, in order to prioritize the key areas that will more significantly impact the transition. Management has also examined the options permitted under IFRS at the effective date and on an ongoing basis in order to finalize conclusions.

The second phase also included detailed planning of information technology and human resources requirements to comply with the post transition requirements, primarily in the area of disclosure. Internal procedures and systems that required updating and adaptation were identified, including adjustments to existing processes and the implementation of additional internal controls over financial reporting and disclosure controls and procedures that were necessary.

Finally, in the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems so that they are in place and operating effectively for the first fiscal year under IFRS. The Company will also finalize any calculations or changes to the method of calculating any financial statement items under IFRS. The International Accounting Standards Board (“IASB”), which governs the application of IFRS, will continue to issue new accounting standards during the conversion period. Also the Canadian Institute of Chartered Accountants (“CICA”) will continue to comment on the application of IFRS for Canadian companies. As a result of these continuing activities, the final impact of IFRS on the Company’s consolidated financial statements can only be determined once all of the IFRS applicable at the effective date are known.

Based on its detailed assessment, the Company has identified the following list of IFRS differences from Canadian GAAP that will impact the Company’s consolidated financial statements. The list of items is considered to be complete, however subject to change based on comments and updates by both the IASB and the CICA:

IFRS 1 - First-time adoption of IFRS requires that all applicable changes be applied retrospectively, other than available exceptions for first time adopters of IFRS. The Company has chosen to use the following available exemptions:

Exemption	Conclusions
Business combinations

Business combinations previously accounted for under Canadian GAAP will not be restated. The Company will elect to apply the provisions of IFRS 3 — Business Combinations prospectively from the date of transition.

Share-based payments	The Company will elect to apply IFRS 2 only to unvested equity instruments at the transition date.
Leases	The Company will elect not to apply retrospectively the transitional provisions in IFRIC 4 — Determining whether an Arrangement contains a Lease when applying IAS 17 — Leases retrospectively.
Cumulative translation differences	The Company will elect to reset the cumulative foreign currency translation balance to zero by adjusting opening retained earnings on the date of transition. On the date of transition, the reclassification will decrease retained earnings by approximately $3.5 million.

IFRS 2 - Share-based payments

Under IFRS, each tranche of a share-based payment is considered a separate grant with a different vesting date and fair value using graded vesting. Forfeitures must be estimated and recognized in the current period under IFRS, with revisions for actual forfeitures in subsequent periods. Under Canadian GAAP, each grant as a whole and forfeitures are recognized as they occur. Changes made to the calculations of Coastal’s share-based payment expense resulted in the reduction of $0.05 million in expense under IFRS which will decrease contributed surplus and increase retained earnings at the transition date.

IAS 36 - Impairment of assets

IFRS will result in goodwill and intangible assets with indefinite lives being allocated and tested for impairment at a higher level of Cash Generating Units (“CGU”) than Canadian GAAP due to the differences in criteria for aggregation. No significant opening balance sheet impact is expected.

IAS 37 - Provisions, contingent liabilities and contingent assets

IFRS requires that provisions and contingent liabilities be recognized when the likelihood of payment is “probable”. Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold. No significant opening balance sheet impact is expected at the transition date.

Supplemental Non-GAAP Measures and Definitions

We report our results in accordance with Canadian GAAP, however, we present adjusted EBITDA as we believe that our investors may use these figures to make informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, management change costs and foreign exchange gains and losses.

New orders, reorders, shipped orders and active customers are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

($000’s)	2011	2010	2009

Net earnings (loss)	(4,924)	3,102	2,747
Amortization	2,825	2,272	2,585
Interest expense (income), net	275	96	(67)
Income tax expense (recovery)	(59)	(53)	1,250
Share-based compensation	1,044	485	694
Foreign exchange (gain) loss	(151)	97	(110)
Restructuring, listing and management change costs	2,335	1,784	906
Adjusted EBITDA	1,345	7,783	8,005

Common Shares

As at December 14, 2011, Coastal had 56,251,157 outstanding common shares and stock options to purchase 4,841,500 common shares.

Related Party Transactions

As at October 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totaling $0.2 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at the end of the fourth quarter of 2011.

Contractual Obligations

We are committed to minimum annual payments, primarily related to the capital lease obligation and the lease costs on our premises, as follows:

$000’s

2012	1,805
2013	1,929
2014	1,901
2015	1,164
2016 and thereafter	726
7,525

Operating costs on leases have been excluded

Contingent Liabilities

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, for which an amount has been accrued at October 31, 2011.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at October 31, 2011 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of October 31, 2011, an evaluation of the design of Coastal’s disclosure controls and procedures as defined in National Instrument 52-109 was carried out. Based on that evaluation, the CEO and CFO concluded that the design and operation of those disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109.

Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2011. Management believes the design, based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, to be effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has tested and is satisfied with the effectiveness of internal controls over financial reporting. During 2011, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Caution Regarding Forward-looking statements, risks and assumptions

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favorable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information form on SEDAR (www.sedar.com) for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Additional Information and Risk Factors

For additional information relating to Coastal and risk factors applicable to Coastal, including operational and other risks, please refer to the Company’s latest Annual Information Form, available on Coastal’s website at investors.coastalcontacts.com and on SEDAR at www.sedar.com.